

May 3, 2007

Via Facsimile ((415) 777-4961) and U.S. Mail

James F. Fotenos, Esq.
Greene Radovsky Maloney Share & Hennigh LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111

 Re: **The Cronos Group**
    Schedule 13E-3
    File No. 005-47841
    Filed April 3, 2007

    Preliminary Proxy Statement on Schedule 14A
    Filed April 3, 2007
    File No. 000-24464

Dear Mr. Fotenos:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that FB Transportation Capital LLC, Fortis Bank S.A./N.V., Fortis Bank S.A./N.V. Cayman Islands Branch, Fortis Capital Group, Fortis Bank (Nederland) N.V. and all of the Management Investors are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal

analysis addressing why you believe these persons are not filing persons.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Item 3. Identity and Background of Filing Persons

3.   Please disclose the information included in this Item and in Schedules I-II in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).

4.   With respect to your disclosure in the paragraph (c) of this Item and in Schedules I-II, please tell us why you need to qualify your disclosure by limiting it to your knowledge, or to the knowledge of CRX, FB Transportation Capital or Fortis. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Proxy Statement

5.   In an appropriate location, please provide the disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

Summary Term Sheet, page 1

6.   Please revise your summary term sheet to disclose the fairness determination made by each filing person.

7.   We note that one of the members of your Transaction Committee, Mr. Walker, holds beneficial ownership of 19% of your securities. Please highlight that fact here and clarify here why you believe Mr. Walker is an independent director. What standard are you using to make this determination? Please make a similar revision in the paragraph captioned (i) in the section "Reasons for the Transaction Committee's Recommendation – Process Followed."

The Assets Sale and Liquidation, page 3

8.   Please highlight in your cover letter that, as disclosed on page 6, all four transaction proposals to be presented at the first meeting must be approved for any of them to be effective.

9.   Please update your disclosure with respect to the required third party consents referenced in response to "Are there any conditions to the completion of the Assets Sale?."

Special Factors, page 12

10.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii).   Please revise the proxy statement to include this information in the "Special Factors" section in the beginning of the document. In this respect, please relocate the sections "The Special Meetings" and "Forward-Looking Statements."

Background of the Transaction, page 12

11.   Please name the members of the Transaction Committee in sub-item 1.

12.   It is unclear from your disclosure if Raymond James made any presentation, oral or written, to the committee or board of directors. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by Raymond James. Also, file any written presentation referenced above as an exhibit to Schedule 13E-3.

Recommendation of the Transaction Committee and the Board of Directors, page 34

13.   Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for each filing person.

14.   We note your disclosure here and elsewhere in the proxy statement that the Transaction Committee and the board of directors determined that the merger is fair to and in the best interests of your "shareholders (other than Fortis and its affiliates)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

15.   We note that the board of directors acted on the recommendation of the Transaction Committee in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this *analysis* and discussion as their own in order to satisfy the

disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Please apply this comment to the Transaction Committee fairness determination as it relates to the Raymond James opinion and to the Purchaser's fairness determination (third bullet point on page 44).

Reasons for the Transaction Committee's Recommendation, page 35

16.   Please revise your disclosure to address the net book value or going concern value. Refer to Instruction 2 to Item 1014 of Regulation M-A.

17.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinions addressed fairness with respect to (i) the asset sales rather than the going private transaction, and (ii) security holders of your common shares other than Fortis and its affiliates, rather than all security holders unaffiliated with the company.

18.   Please revise clause (xii) to explain how the Transaction Committee considered the company's business, financial condition, results of operation, and business plan. What specifically about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee's analysis.

19.   Refer to our prior comment. Please address what, if any, consideration the Transaction Committee and the board of directors gave to Mr. Walker being the beneficial owner of 19% of your securities.

20.   Refer to the disclosure relating to procedural fairness on page 37. Clarify how the Transaction Committee and the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders appears to have been retained. We also note that the committee, whose members included representatives of a 19% security holder, structured and negotiated the transaction and its terms.

Opinions of Cronos' Financial Advisor, page 38

21.   Please provide a cross-reference to where the financial projections appear in your proxy.

22.   Please revise to disclose the data underlying the results described in connection with the analyses performed by Raymond James and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Raymond James. For example, disclose (i) the enterprise and equity values, EBITDA, pre-tax income, book value and net income information for each comparable company that is the basis for the multiples disclosed on page 41 with respect

to the Selected Public Companies Analysis and the Cronos data to which Raymond James applied those multiples to arrive at the implied per share equity values, (ii) the data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Selected Transaction Analysis and the Cronos data to which Raymond James applied those multiples to arrive at the results disclosed, (iii) the names of the parties in the transactions used for the Transaction Premium Analysis as well as the transaction price and premium/discounts identified for each transaction, and (iv) the company's projected results that were used in conducting the Discounted Cash Flow Analysis and how Credit Suisse derived implied per share equity values from that data. To the extent this underlying data was not provided to the Transaction Committee or board of directors, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor's opinion without having access to such data.

23.   Refer to the Selected Public Companies Analysis. Please disclose whether Raymond James considered, in reaching its opinion, that the offer consideration was below all measures relating to the equity value/book value and equity value/net income multiples. In an appropriate section of the proxy statement, disclose whether the Transaction Committee or board of directors considered these results in making their fairness determination. Similarly, apply this comment to the offer consideration being slightly above the minimum equity value/book value, and below all other measures, in the Selected Transaction Analysis.

24.   Please explain why Raymond James excluded only transactions in the real estate and financial services industries in the Transaction Premium Analysis. How did Raymond James become comfortable that transactions in other dissimilar industries were appropriate for its analysis?

25.   Refer to the Discounted Cash Flow Analysis. Please explain how Raymond James determined that terminal value multiples of 6.5x-7.5x were the most appropriate indicators of value. With respect to the discount rates used in this analysis, disclose who calculated the underlying weighted average cost of debt and equity.

26.   Please quantify the compensation paid or payable to Raymond James by the company and all other filing persons and their affiliates in connection with the fairness opinion and any other services provided during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Position of Peter J. Younger as to Fairness, page 43

27.   Please revise the first sentence in this section. Mr. Younger is required to make a fairness determination as a filing person in the Schedule 13E-3. Please remove any implication that there is any doubt as to this requirement.

28.   We note your disclosure in the last paragraph in this section that the disclosure "is believed to include all material factors considered by Mr. Younger." Each filing persons

must disclose all materials factors considered in making a fairness determination. Please revise.

Position of Purchaser as to Fairness, page 44

29.   Please revise to ensure that the disclosure of the Purchaser's fairness determination complies with the requirements of Item 1014 of Regulation M-A and Instruction 2 thereto.

30.   Please revise the disclosure to ensure that the fairness determination made by the Purchaser addresses the going private transaction and not only the Assets Sale, which appears to be a part of the going private transaction. Refer to Item 1014 of Regulation M-A.

31.   We note that in the first bullet point in this section the Purchaser considered the "arm's-length negotiations" between the Transaction Committee and the Purchaser Parties. We also note that Fortis has various affiliations with the company. In light of this, what is the basis upon which the Purchaser believes the negotiations were conducted at arm's length?

Interest of Directors and Officers of Cronos in the Assets Sale, page 45

32.   Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the liquidation payment per owned and per accelerated security, change of control payments or in connection with a transaction bonus (to the extent not already waived).

Selected Financial Data, page 71

33.   Please revise your disclosure to provide all of the information required by Item 1010(c)(1), (4) and (5) of Regulation M-A. Additionally, please provide the financial information for the quarter ended March 31, 2007.

Unaudited Pro Forma Financial Information, page 73

34.   Please explain the term "net issuance" used in the second bullet point on page 73.

Financial Projections, page 75

35.   We note in the third paragraph that you are disclosing "the key measures of the Company's financial performance." Please revise to disclose the full financial projections as provided to third parties.

Security Ownership of Certain Beneficial Owners and Management, page 105

36.   We note in the footnotes relating to Mr. Walker's beneficial ownership the disclaimer of beneficial ownership "except to the extent of his pecuniary interest…" Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Other Information, page 107

37.   It appears that in the second paragraph of this section you are attempting to "forward incorporate" documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

Forms of Proxy Cards

38.   Please revise each of the forms of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

James F. Fotenos, Esq.
Greene Radovsky Maloney Share & Hennigh LLP
May 3, 2007
Page 8

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions